SOKO FITNESS & SPA GROUP, INC.
No.194, Guogeli Street
Harbin, Heilongjiang Province
China 150001

October 24, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

Pursuant to your letter, dated July 28, 2008, SOKO Fitness & Spa Group, Inc. (the "Company"), the Company does hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.
Securities and Exchange Commission ("Commission") staff comments or changes to disclosure in response to Commission staff comments in the Filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SOKO FITNESS & SPA GROUP, INC.

By:   _/s/ Tong Liu
         Tong Liu
         Chief Executive Officer